SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of June, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________








              EASYJET, THE ALMOST ALWAYS LATE AIRLINE, LATE AGAIN!

Ryanair, Europe's No.1 low fares on-time airline, today (23 June 03) revealed for yet another week, (24th week this year so far) that Ryanair's punctuality is leaving Easyjet standing. On-time figures released by both airlines for week ending 15 June 03, show that whereas 95% of Ryanair's flights arrived on time, Easyjet could only manage an awful 77%.

Ryanair's Head of Communications, Paul Fitzsimmons said:

"Ryanair is Europe's No.1 when it comes to low fares and on time performance. Week in, week out Ryanair consistently provides the best on times of any airline in Europe. Easyjet's latest statistics show their shoddy performance, when it comes to getting passengers to their destinations on time.

Easyjet are just another high fares, almost always late airline. They are hopeless when it comes to efficiency and on time performance, and their fares are 70% more expensive than Ryanair.

Ryanair is committed to telling the public the truth - there is only one low fares, on time airline and that's Ryanair, not Easyjet.

On time performance - week ending 15th June 03

                                        FLIGHTS ON TIME

       RYANAIR                                                      95%

       EASYJET                                                      77%


Ends      23rd June 2003

For further information:

Paul Fitzsimmons - Ryanair  Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228      Tel: 00 353 1 4980300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  23 June 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director